 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* O'Meara, Robert P. (Last) (First) (Middle) 300 Park Boulevard, Suite 405 (Street) Itasca, IL 60143 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol First Midwest Bancorp, Inc. FMBI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 18, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman & Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/17/2002	G | V	200 | D |	220,958	D
Common Stock	12/18/2002	M (1) |	12,622 | A | $21.83		I	By NQ Stock Option Gain Deferral Plan Tr
Common Stock	12/18/2002	F (1) |	10,207 | D |	220,174	I	By NQ Stock Option Gain Deferral Plan Tr
Common Stock				18,701	I	By IRA
Common Stock				185,081	I	By Profit Sharing Plan Trust
Common Stock				167,584	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

O'Meara, Robert P. - December 18, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Non-Qualified Stock Option (right to buy)	$21.8334	12/18/2002	M (1) |	(D) 12,622	08/18/2002 | 08/18/2009	Common Stock - 12,622		0	D
Non-Qualified Stock Option (right to buy)	$27.0000	12/18/2002	A (2) |	(A) 10,207	06/18/2003 | 08/18/2009	Common Stock - 10,207		10,207	D
Non-Qualified Stock Option (right to buy)	$29.1300				09/28/2002 | 02/16/2004	Common Stock - 9,013		9,013	D
Non-Qualified Stock Option (right to buy)	$29.1300				09/28/2002 | 02/15/2005	Common Stock - 9,614		9,614	D
Non-Qualified Stock Option (right to buy)	$29.1300				09/28/2002 | 02/21/2006	Common Stock - 9,999		9,999	D
Non-Qualified Stock Option (right to buy)	$29.1300				09/28/2002 | 02/19/2007	Common Stock - 10,407		10,407	D
Non-Qualified Stock Option (right to buy)	$28.4350				06/20/2002 | 02/18/2008	Common Stock - 8,315		8,315	D
Non-Qualified Stock Option (right to buy)	$29.1300				09/28/2002 | 02/18/2008	Common Stock - 8,117		8,117	D
Non-Qualified Stock Option (right to buy)	$28.4350				06/20/2002 | 02/17/2009	Common Stock - 8,648		8,648	D
Non-Qualified Stock Option (right to buy)	$29.1300				09/28/2002 | 02/17/2009	Common Stock - 8,441		8,441	D
Non-Qualified Stock Option (right to buy)	$28.4350				06/20/2002 | 08/18/2009	Common Stock - 9,693		9,693	D
Non-Qualified Stock Option (right to buy)	$29.1300				09/28/2002 | 02/16/2010	Common Stock - 22,571		22,571	D
Non-Qualified Stock Option (right to buy)	$18.4000				02/16/2003 | 02/16/2010	Common Stock - 35,731		35,731	D
Non-Qualified Stock Option (right to buy)	$22.5000				varies (3) | 02/21/2011	Common Stock - 30,544		30,544	D
Non-Qualified Stock Option (right to buy)	$22.5000				varies (4) | 04/25/2011	Common Stock - 31,856		31,856	D
Non-Qualified Stock Option (right to buy)	$28.6950				varies (5) | 02/20/2012	Common Stock - 52,692		52,692	D
Phantom Stock under NQ Retirement Plan	1-for-1				Immed. | (6)	Common Stock - 2,463		2,463	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By Barbara E. Briick, Attorney in-fact ________________________________ 12-18-2002 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

O'Meara, Robert P. - December 18, 2002
Form 4 (continued)
FOOTNOTE Descriptions for First Midwest Bancorp, Inc. FMBI

Form 4 - December 18, 2002

Robert P. O'Meara
300 Park Boulevard, Suite 405

Itasca, IL 60143
Explanation of responses:

(1)   The transaction represents the exercise of 12,622 stock options under the 1989 Omnibus Stock & Incentive Plan whereby 10,207 previously acquired shares were tendered in payment of the exercise price with the resulting value realized being deferred into the Nonqualified Gain Deferral Plan in the form of 2,415 shares.
(2)   Represents reload stock option granted under the 1989 Omnibus Stock & Incentive Plan to replace the number of shares tendered in the option exercised on 12/18/02.
(3)   The stock option vests in two equal annual installments beginning on February 21, 2003.
(4)   The stock option vests in two equal annual installments beginning on April 25, 2003.
(5)   The stock option vests in two equal annual installments beginning on February 20, 2004.
(6)   Shares of phantom stock are payable in cash following the termination of the reporting person's employment with First Midwest Bancorp, Inc.

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